Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
  Irvine, CA 92618

October 2, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Cellular Concrete Technologies, Inc. Form 8-K
Filed July 15, 2013
Form 10-K for Fiscal Year Ended March 31, 2013
Filed July 3, 2013
File No. 000-54612

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 24, 2013 addressed to Mr. Paul Falco, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K and Form 10-K for the year ended March 31, 2013.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 Amendment No. 1 to Form 8-K

Entry into a Material Definitive Agreement, page 3

1. Your revisions to the first paragraph disclosing that Cellular Concrete Technologies LLC will continue in the business of research and development of the concrete technologies for licensing appears to contradict the second exhibit 10.1 which provides that the registrant has an exclusive license and that the registrant is responsible for all testing and improvements. We note for example sections 2.1(c) and 4.1(a)(iii) of the second exhibit 10.1 in your exhibit index. Please clarify.

Company Response

We have modified the disclosure to clearly state that Cellular Concrete Technologies LLC will continue in the business of research and development of the concrete technologies other than that licensed to the Company.

Russell Mancuso
October 2, 2013

2. Your revised disclosure about how you and Cellular Concrete Technologies, LLC intend to operate does not address the second sentence of prior comment 1 regarding the decision of Cellular Concrete Technology, LLC to separate its business. Please revise the disclosure to explain why Cellular Concrete Technology, LLC decided to separate its business this way.

Company Response

We have modifies the disclosure regarding the decision to separate Cellular Concrete Technologies, LLC, adding  “Cellular Concrete Technologies, LLC decided to separate the research and development and utilize the Company for sales and marketing the products and to access the capital market.”

Our Business, page 5

3. We note your response to prior comment 5. However, on page 6 you now disclose a royalty of “one quarter of three percent (3%)” compared to the reference in section 2.1 of exhibit 10.1 to a royalty of “one quarter of one percent (3%).” Please tell us what exhibit 10.1 means by the language in section 2.1(f) and how your disclosure reflects that meaning.

Company Response

We have found an error in section 2.1(f) of exhibit 10.1 and have amended the document and the disclosure in the Form 8-K to state “one quarter of one percent (.025%).”

4. Please refer to our prior comment 12. We do not see where your revised disclosures indicate how you have accounted for this transaction and the acquisition of the technology. Please revise to clarify your accounting treatment for this transaction and explain to us the literature you relied on for the accounting treatment.

Company Response

The Company entered into a License Agreement and it is stated that “Under the terms of the Licensing Agreement, the Company has agreed to pay ten US dollars ($10.00) and to pay the Licensor two percent (2%) of any royalties received if the Company grants any third parties royalty-bearing licenses to the Technology. In addition, the Company has agreed to pay Licensor a royalty of one quarter of one percent (.025%) of all gross revenue resulting from use of the Technology by the Company. In order to retain its rights, the Company must receive revenues or net of expenses incurred in the normal course of operations, or has funded, a minimum of US $1,400,000 for "qualifying research, development and commercialization expenses" in accordance with the following schedule: (a) a minimum of US $200,000 during the period commencing from the date of execution of the Agreement by all parties ("July 11, 2013 the Execution Date") and ending on the first anniversary of the Execution Date; or (b) a minimum of US $400,000 during the period commencing upon the Execution Date and ending on the second anniversary of the Execution Date; or (c) a minimum of US $800,000 during the period commencing upon the Execution Date and ending on the third anniversary of the Execution Date. There are additional commercialization requirements in the Licensing Agreement, and this description is qualified by the terms of the Licensing Agreement”. There was $10 dollars paid and expensed.

Russell Mancuso
October 2, 2013

5. We note your deletions of claims regarding your product in response to prior comments. Please provide us support for the remaining claims that your product is “superior,” “unparalleled,” maximizes water/cement ratios, improves fire resistance, reduces water permeability, and improves thermal conductivity.

Company Response

We have removed these claims from the document.

6. Please address that part of prior comment 19 that asked you to disclose when product development began and the material hurdles that remain until you can sell the product commercially. Also, with a view toward disclosure, please tell us whether Cellular Concrete Technologies, LLC ever sold the product using the licensed technology other than for beta testing mentioned in response 17; if so, please tell us when the sales occurred, the amount of the sales, whether sales have been consistent since sales began, and whether sales have ever been profitable.

Company Response

We have added disclosure stating that “The products were developed by Cellular Concrete Technologies, LLC starting in 1999 and has only been beta in the commercial market and products are now completely ready to be sold commercially by the Company”.

Products, page 7

7. We note that you deleted the disclosure in this section about meeting the requirements of Chapter 7 of the Uniform Building Code in response to prior comment 20. However, you continue to refer in the last paragraph on page 9 to Chapter 7 of the Uniform Building Code. Please expand the appropriate section to disclose the significance of meeting the requirements of Chapter 7 of the Uniform Building Code. Are other chapters relevant to your product? Also clarify who you mean by “ASTM,” what you mean by “favorable” results, and what are the “industry requirements.”

Company Response

We have removed the disclosure mentioned above.

8. Please expand the disclosure in this section to disclose the substance of the first two sentences of your response to prior comment 21 and disclose the names of your principal suppliers as required by Regulation S-K Item 101(h)(4)(v).

Company Response

The Company meant that intends to use manufacturing partners, we have no contracts in place at this time.

Russell Mancuso
October 2, 2013

Comparative Strength Analysis, page 9

9. We note your response to prior comment 22. Please provide us support for your claims regarding your product made in this section. Ensure that your support clarifies whether you have tested all other cellular products.

Company Response

We have modified the disclosure regarding our claims on page 9.

Product Markets, page 10

10. We note your response to prior comment 13. Please provide us with copies of the research supporting the data about the flowable fill market and the permanent market share mentioned on pages 11 and 12, respectively. Please mark the materials so that they are keyed to the disclosure.

Company Response

We have removed the disclosure regarding the flowable fill market and the permanent market share mentioned on pages 11 and 12.

The Proprietary Technology, page 13

11. We note your response to prior comment 7. Please tell us, with a view to disclosure, whether you have acquired or need to acquire intellectual property from Inca Global, Inc. or other assets in order for you to operate your business.

Company Response

The Company doesn’t need to acquire intellectual property from Inca Global, Inc. or other assets in order for you to operate our business.

Competition, page 13

12. We note your response to prior comment 31. Please revise the disclosure in the third sentence of this section to explain the statement that “some have reported that autoclaved concrete can impart some of the benefits.” In this regard, clarify who you are referring to when you mention “some,” explain the term “autoclaved,” and briefly mention the benefits. Also clarify who you are referring to when you mention “international inquiries.”

Company Response

We have deleted the third sentence of this section.

Russell Mancuso
October 2, 2013

13. Please expand your response to prior comment 31 to tell us clearly whether there are other lightweight structural concrete products that can provide some or all of the advantages that you say your product can provide.

Company Response

We are not a where of any companies that can provide this technology or product.

Our officers and directors devote limited time to the company’s business, page 16

14. We note your response to prior comment 34; however, your disclosures on page 27 continue to refer to a sole officer. Please clarify.

Company Response

We have modified the disclosure on page 27.

Liquidity and Capital Resources, page 23

15. We note your response to prior comment 2. Please discuss the cost of the equipment and facilities that you will need to replicate Cellular Concrete Technologies LLC’s equipment and facilities. Also discuss the cost of any other equipment needed to manufacture and sell your product, and the relocation and settlement costs mentioned in section 4.1(a)(i) of exhibit 10.1.

Company Response

We have added the disclosure.

16. Please address that part of comment 37 that asked you to reconcile your disclosure with your statement in your Form 10 that Accelerated Venture Partners will pay all of your expenses until you complete a business combination.

Company Response

We have added the disclosure regarding AVP and expenses.

Properties, page 24

17. We note your response to prior comment 39. Please reconcile the disclosure in this section about your lease with the disclosure in the ninth paragraph on page 27 that you do not lease property or office space.

Company Response

We have reconciled the disclosure on page 27.

Directors and Executive Officers, page 25

Russell Mancuso
October 2, 2013

18. We note your response to prior comment 42. However, it is unclear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1). Please revise.

Company Response

We have now addressed the full five-year period with our revisions.

19. Please balance your disclosure in the table at the bottom of page 25 to clarify what you mean by “success.” Also, if you elect to highlight the positive results of your management’s previous enterprises, such as their “success” and revenue, please balance the disclosure with information regarding any negative results, like losses.

Company Response

We have revised so as not to highlight positive results of our management’s previous enterprises.

Certain Relationships and Related Party Transactions, page 27

20. Please tell us with specificity where you revised the disclosure to address prior comment 45. The disclosure should include the principle followed in determining the amount that you would pay for the license and any other assets the registrant acquired from Mr. Falco or Cellular Concrete Technologies, LLC, the identity of the persons making the determination and their relationship with the registrant or any promoter. If the assets were acquired by Mr. Falco or Cellular Concrete Technologies, LLC within two years of their transfer to the registrant, also state the cost of those assets to Mr. Falco and Cellular Concrete Technologies, LLC.

Company Response

We have revised the disclosure to state, Mr. Falco determined the price and the terms of the licensing agreement with the Company, and the technology has been developed over the last 10 years.

Market Price of and Dividends on the Registrant’s Common Equity, page 28

21. Please revise your disclosure added in response to prior comment 47 to clarify the amount of your shares that could be sold pursuant to Rule 144. Ensure that your disclosure reflects the requirements for Rule 144(i).

Company Response

We have added the disclosure to page 28.

Recent Sales of Unregistered Securities, page 28

22. Please tell us with specificity where you revised the disclosure in response to prior comment 49. We note that there were 26,500,000 shares of your common stock outstanding according to the facing page of the amendment to your Form 10-K filed on September 10, 2013 and that you disclosed on page F-4 of that amendment that you had 26,350,000 shares of common stock outstanding at March 31, 2013. Your revised disclosure should include the disclosure required by Regulation S-K Item 701(d) for the issuance of shares of common stock since March 31, 2013.

Russell Mancuso
October 2, 2013

Company Response

We have amended the disclosures to state that we have 26,350,000 shares outstanding.

Exhibits, page 32

23. We note your response to prior comment 50. Please ensure that you include a complete exhibit index that addresses all exhibits required to be filed by Form 10. We note that your exhibit index does not include a lease agreement; however, you refer to a lease in the fourth paragraph on page 24.

Company Response

We have modified the disclosure to state that “The Company’s factory occupies approximately 2,600 square feet in an industrial technology park; that has been provided by Cellular Concrete Technologies, LLC at no cost to the Company that will expire on December 31, 2013.  The Company has begun negotiations to extend the lease for another year”.

24. We note your response to prior comment 51; however, the second document that you identify as exhibit 10.1 appears to be missing schedules, including schedule B and C.

Company Response

We have amended the Licensing Agreement marked as the second identified exhibit 10.1 and included the appropriate schedules.

25. Please tell us how you complied with the requirements of Rule 14c-2 and 14c-5 of Regulation 14C in connection with the meeting of stockholders mentioned in exhibit 3.3.

Company Response

The Board of Directors for Accelerated Acquisition XX, Inc., a Delaware corporation having received the Consent in Lieu of Shareholder Meeting dated January 9, 2013 (the "Shareholder Consent"), took the following action without a meeting pursuant to Article II, Section 2.8 of the Bylaws (all reference to Articles and Sections are related to the corresponding provisions of the Bylaws):

It was RESOLVED, pursuant to Article I, Section 1.1 that the Certificate of Incorporation of this Corporation dated February 6, 2012 be amended by changing the Article thereof numbered "FIRST" so that, as amended, said Article shall be and read as follows: The name of the Corporation is : Cellular Concrete Technologies, Inc.

Exhibit 99.1

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

26. Please refer to our prior comment 54. As previously requested, please revise to disclose how you accounted for the change in control that occurred on September 21, 2012 when Cellular Concrete Technologies LLC acquired 94% of the company. Your current disclosure discusses the terms of the transaction but does not address the accounting treatment of the change in control. For example, tell us how you considered whether this was a recapitalization of the company. Please also tell us where the historical operations of Cellular Concrete have been reflected in your financial statements.

Russell Mancuso
October 2, 2013

Company Response

The transaction is consider a change of control in the ownership of the Company and did not trigger any other accounting treatment like reverse merger. The Company received the shares back from the founder and reissue to new owner according to the agreement signed under the exhibit 10.1 and 10.2 in the form 8-k filed on 9/28/2012. Since this is not a reverse merger transaction, the historical operations of Cellular Concrete will not be reflected in the financial statements as of 3/31/2013.

 Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 11

27. Please refer to our prior comment 56. While we note your response indicates that you have filed the requested Form 8-K regarding the change in accountants, we are unable to locate the filing. Please file the Item 4.01 Form 8-K required by Item 304(a)(1) of Regulation S-K for the change in accountants.

Company Response

We have filed the Form 8-K regarding the change of auditor on September 30, 2013.

Compliance with Section 16(a) of the Exchange Act, page 12

28. We note your response to the last sentence of prior comment 10. Please tell us with specificity where you disclosed in your amendment to your Form 10-K the failure to file the forms required by Section 16 of the Exchange Act.

Company Response

We have found a clerical issues within the Form 10-K and will file the disclosure within our amended Form 10K.

Signatures

29. It appears from your disclosure on page 25 of your amended Form 8-K that Michael Davis was one of your two directors when you filed your most recent Form 10-K and the amendment to that Form 10-K. However, you did not indicate that Mr. Davis signed either report. Please include the complete text of your Form 10-K in an amendment with signatures of the majority of your board of directors below the second paragraph of text required on the Signatures page. Clearly indicate the capacity in which each person signs the Form 10-K. See General Instruction D(2) to Form 10-K.

Company Response

We will include the disclosure in our amended Form 10K.

Russell Mancuso
October 2, 2013

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

  Paul Falco

CELLUAR CONCRETE TECHNOLOGIESHH, INC.

By: Paul Falco
Paul Falco
Chief Executive officer